Exhibit 99.1

2017-08-31

Change in the number of shares and votes in Oasmia Pharmaceutical AB (publ)

Uppsala, Sweden August 31, 2017 – Oasmia Pharmaceutical AB (publ) (”Oasmia” or “Company” or “Group”) has, as has been previously announced, carried out a rights issue. The main part of the shares in the rights issue have been registered with the Swedish Companies Registration Office and have been recorded in the shareholders’ register. Of the remaining share of the rights issue, the main part is expected to be registered and recorded in the shareholders’ register during September. As a consequence, the total number of shares and votes in the Company have increased with 23,265,243 shares and votes. The share capital has increased with SEK 2,326,524.30.

As of 31 August 2017, the total number of shares and votes in Oasmia are 172,881,108 shares and votes. As per the same date, the share capital is SEK 17,288,110.80.

For more information, please contact:

Julian Aleksov, Executive Chairman

Tel : +4618 – 50 54 40

E-mail: julian.aleksov@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia is obliged to disclose pursuant to the Swedish Financial Instruments Trading Act. The information was submitted for publication, through the agency of the contact persons set out above, at 10.05 p.m. CET on 31 August 2017.